FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For period ending May 19, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)

               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




Issued - Monday 19 May 2003, London (LSE Announcement)


                        GlaxoSmithKline - Results of AGM

GlaxoSmithKline (GSK) announces that at today's Annual General Meeting all Resolutions, including those re-electing Board members, were passed by substantial majorities except for Resolution 2, on the Remuneration Report, which was not passed.

GSK's Chairman, Sir Christopher Hogg, said: "Although Resolution 2 is advisory, the Board takes this result very seriously. The major reason for this negative vote has been the fact that there are elements of our senior level remuneration package which do not accord with what is regarded as best practice by some shareholders. That is something that the Board is aware of and it was one of the reasons that the Remuneration Committee decided to appoint Deloitte & Touche some months ago to conduct a completely independent review of our approach.

"The review includes all aspects of remuneration, including those to which we are bound contractually. It will bear firmly in mind the new expanded guidelines on executive remuneration which the Association of British Insurers issued in December 2002, as well as the need to ensure that the remuneration we offer our key executives and scientists is competitive with that provided by other pharmaceutical companies. The Board clearly registers shareholders' particular sensitivity to contractual notice periods and payments on termination."

"We look forward to consulting further with leading shareholders in the coming months on our proposals to balance these objectives."

              GlaxoSmithKline Annual General Meeting Poll Results

The following table shows the votes cast for each Resolution:


                                                                                                 Total Votes Against
        Resolution                                             Total Votes For*


     1. Adoption of Financial Statements                                   3,476,455,197                 172,154,655
     2. Approval of the Remuneration Report                                1,398,142,951               1,439,003,920
     3. Re-election of Sir Christopher Hogg                                3,512,549,248                  77,220,034
     4. Re-election of Dr J-P Garnier                                      2,837,194,148                 609,799,658
     5. Re-election of Sir Roger Hurn                                      3,271,098,730                 279,956,581
     6. Re-election of Mr J D Coombe                                       2,947,121,853                 500,418,118
     7. Re-election of Sir Peter Job                                       3,550,398,820                 118,117,260
     8. Re-election of Mr John McArthur                                    3,459,759,457                 117,805,522
     9. Re-election of Donald McHenry                                      3,401,184,976                  71,839,485
    10. Re-election of Sir Ian Prosser                                     3,692,961,313                  66,211,001
    11. Re-election of Dr Ronaldo Schmitz                                  3,692,827,694                  66,335,781
    12. Re-election of Dr Lucy Shapiro                                     3,632,843,642                  65,009,665
    13. Re-appointment of Auditors                                         3,511,733,511                 159,297,520
    14. Remuneration of Auditors                                           3,582,829,535                  33,184,974
    15. Authorise donations to EU Political                                3,452,000,341                 212,896,986
        Organisations & incur EU Political
        Expenditure
    16. Disapplication of pre-emption rights**                             3,761,514,669                  28,733,107
    17. Authority for the Company to purchase its own                      3,614,549,832                  24,330,655
        shares**



*     Includes discretionary votes

**     Indicates Special Resolutions requiring a 75% majority

S M Bicknell

Company Secretary

19th May 2003



Enquiries:
UK Media enquiries:                     Martin Sutton           (020) 8047 5502
                                        David Mawdsley          (020) 8047 5502

US Media enquiries:                     Nancy Pekarek           (215) 751 7709
                                        Mary Anne Rhyne         (919) 483 2839
                                        Patricia Seif           (215) 751 7709

European Analyst/Investor enquiries:    Duncan Learmouth        (020) 8047 5540
                                        Anita Kidgell           (020) 8047 5542
                                        Philip Thomson          (020) 8047 5543

US Analyst/ Investor enquiries:         Frank Murdolo           (215) 751 7002
                                        Tom Curry               (215) 751 5419


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 19, 2003                                        By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc